CRAIG G. ONGLEY

(214) 777-4241

congley@krcl.com

December 31, 2013

Roger Schwall, Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:	TransCoastal Corporation
Amendment No. 1 to Registration Statement on Form S-1
Filed November 25, 2013
File No. 333-191566

Dear Mr. Schwall:

With regards to your letter dated December 10, 2013, we have responded to the staff's comments and numbered our responses to correspond with the comment number in your letter. Please see our responses below :

Amendment No. 1 to Registration Statement on Form S-1

General

1.

Please update your financial statements in your amended filing in accordance with Rule 8-08 of Regulation S-X and provide an updated consent from your independent public accounting firm. In addition, please update your disclosure throughout your prospectus to conform, as necessary, to your updated financial information.

RESPONSE:

We have revised our filing to reflect our third quarter results and have also revised our prospectus to reflect this change. Please see pages 20-22 and F32-F42.

As requested an updated consent from our independent accounting firm has been attached to this amendment as Exhibit 23.1A.

Prospectus Summary, page 1

2.

It appears that you have not furnished all the items we requested in comment three of our November 1, 2013 letter. We re-issue our prior comment three with regard to: (d) cash flows – summary and individual entities – with annual detail for the entire economic life (e.g. 30 years) of the properties; (f) Engineering exhibits (e.g. maps, rate/time plots, volumetric calculations, analogy well performance) for each of the three largest wells/locations (net proved reserve basis) in the proved developed non-producing ("PNP") and prove undeveloped categories (6 entities in all) as well as the AFE and development narrative for each of the three PNP and three PUD properties. Please provide this information for the Savell #6 PUD, Savell #7 PUD, Savell #4 PUD, J.J. Wall PNP, Heithold PNP and the Leopold "B" PNP and ensure that the decline parameters – including initial and final decline rates – are presented on the rate/time plots or individual property cash flows.

RESPONSE:

Our third party engineer has revised his report in accordance with your comments. Please see Exhibit 99.2 attached to this amendment. We are also sending a copy of the revised reserve report on a flash drive via Fed Ex addressed to Mr. Ronald Winfrey. The following information is contained therein:

Cash Flow for 30 years on all the PDP wells is contained in the report. Also all rate time plots are in the report including all engineering parameters.

The three largest leases are:

WAB Evelyn	2 wells 313 MMcf, 299 MB EUR Per well= 157 MMcf, 150MB
Meers C	7 wells 667 MMcf, 629 MB EUR Per well= 95 MMcf, 90MB
LJL Farms	4 wells 390 MMcf, 110MB EUR Per well= 98 MMcf, 28MB
Adj. lease Boney cum	2 wells cum 416 MMcf+ 441MB
Enserch	1 well cum 713 MMcf +29 MB
Majic	1 well cum 682 MMcf + 70 MB

3.

The production data from Texas Railroad Commission website indicates that: The WAB-Evelyn 3 well has had no gas production since June, 2013; the Meers C monthly gas production figures for 2012 and 2013 do not exceed 555 MCF and do not agree with your rate time projection's initial gas rate is 1278 MCF/month. As these appear to be two of your three largest proved developed producing leases, please explain to us the reasons for these differences. Address how you intend to prevent future similar outcomes.

 RESPONSE:

The WAB Evelyn had no gas production between June and the end of October 2013 because of a mechanical problem at the well head.  Certain mechanical infrastructure was rebuilt and production returned in November 2013.

For the purpose of the Reserve Report, our third party engineer combined the production of all four of our Meers leases into one lease called the Meers C.  However, the Texas Railroad Commission recognizes each of the leases individually and their figures differ accordingly.

Management's Discussion and Analysis of Financial Condition and Results of Operations, Page 20

Results of Operations, page 20

4.

We note your response to our prior comment 9. Please update your disclosure to include all periods presented. Please refer to Item 303 of Regulation S-K. As a related matter, we note the dates of the periods in your narrative disclosure do not agree to the corresponding labels in the table on page 20. Please resolve the inconsistency in your disclosure to reflect the correct date.

RESPONSE:

We have revised the discussion as per your comment. Please see pages 20-21.

5.

We note your response to our prior comment 10 indicates that you modified your disclosure on page 21. However, the updated disclosure on page 21 provides analysis for fiscal year ends and is included under the header referencing interim periods. Please revise your disclosure to remove this inconsistency.

RESPONSE:

We have modified the discussion to not mix reporting periods. Please see pages 20-21

6.

We note your response to prior comment 11 from our letter dated November 1, 2013 which indicates that costs and investments required have declined which generates a substantially lower depletion rate. However, it is unclear as to which costs and investments you are referring as the “Reserve Quantity Information” on page 30 lacks reference to costs. Please clarify and provide your calculations of depreciation, depletion and amortization for all period presented consistent with the definition as disclosed on page F-8.

RESPONSE:

As indicated in our financial statements production has increased and the depletion recorded has decreased. We noted that while there was an increase in production, the investments made into oil and gas properties increased the reserve value of the properties which resulted in a smaller depletion rate. So if our depletion rate is:

Current period production

Beginning reserves (Reserves at 12/31/2010 + Current production)

We have documented that the increase in the reserves at 12/31/2012 were substantial enough to outweigh any increase in the current period production.

Our Business, page 23

7.

Your response number 14 is inconsistent with your statement in the last sentence of the second paragraph under MD&A that you “also receive fees to operate wells not owned by us.” Furthermore, you indicate, on page 21, in your discussion under “Revenue” for the three months ended June 30, 2013 that your revenues increased “to a lesser extent” from “operating wells not owned by the Company.” We reiterate prior comment 14 that you provide a discussion of your drilling operations. You should also discuss these under “Our Business” as well. The fact that you may intend to move out of the segment does not relieve of the need to discuss these operations as long as they are ongoing. If you have ceased your drilling operations, indicate when you did so. Furthermore, as the fact that you have or intend to cease drilling operations constitutes a known trend or uncertainty, and that drilling operations accounted for 43% of your revenues in 2012, expand your discussion under MD&A to address the impact upon your results of operations and financial condition. See Instruction 3 to Item 303(a) of Regulation S-K.

RESPONSE:

We have modified our disclosure. Please see pages 20-21 and 23.

Average Sales Prices, page 33

8.

In our prior comment 19, we asked for support for your historical and projected natural gas prices of $9 and above. You provided gas sales statements which provided BTU content and gas prices for October, 2012 production that are significantly lower than the BTU content figures presented in your third party engineering report. It appears that about 39% of your equivalent proved reserves are associated with gas prices over 10$/MCFG. If you are including significant natural gas liquids with your disclosed crude oil production and reserves, please amend your document to disclose these NGL volumes in your reserve tables separately as required by FASB ASC subparagraph 932-235-50-4(a), Item 1202(a)(4) and Item 1204(a) of Regulation S-K. If not significant, please disclose these NGL production and reserve figures with footnotes to the appropriate tables. Illustrate for us how you calculated the projected gas prices for the WAB-Evelyn 3, Pugh and Meers C properties to be $11.40, $5.46 and $17.55 per MCF, respectively. We may have additional comment.

RESPONSE:

Average gas price was calculated on the basis of price received, including liquid, divided by the average 2012 price to arrive at an average “btu” content. That btu factor was  multiplied by $2.85 95 MMcf which was determined to be the average 2012 price. Gas volume is gas sold. NGL was not included as part of the oil production.

Please see the revised reserve report attached to this amendment as Exhibit 99.2.

Oil and Natural Gas Costs, page 33

9.

In our prior comment 21, we requested “Your 2012 historical production costs are $1.1 million while the 2013 projected “Lease Net Costs” for proved producing properties in your third party report are $665 thousand. As these projected costs are for the same properties in the next year, please explain this difference to us. Include the changes by line item of your projected costs from your actual incurred costs.” You responded with “In 2012, we incurred certain infrastructure costs that were classified as expense and not capital. These costs include, but not limited to, reworking jacks and pipelines. We do not anticipate those same costs in the future.” Please provide us with the line item information and figures that we have requested.

RESPONSE:

	2011	2012	2013 projection	Variance 2013 vs 2012
COPAS overhead	$10,418
Chemicals	24,491	8,570	$9,000	$430
Compression	54,601	29,375	$29,500	$125
Electricity	110,219	49,410	$50,000	$590
Fuel and power generation	3,158
Hauling	3,088	12,046	$12,000	$(46)
Hot oil treatment	3,217
Insurance	2,868	2,153	$2,200	$48
Miscellaneous	21,783
Pumper	201,406	36,912	$37,000	$88
Maintenance	121,947
Materials/Supplies	59,473
Road and location maintenance	7,980	9,882	$10,000	$118
Salt Water Disposal	98,088
Workovers	6,692	247,319	$125,000	$(122,319)
Property repairs	474,819	774,752	$390,660	$(384,092)
Severance taxes	167,857
Property taxes	49,053
Engineering services	14,221

Total lease operating expenses	$1,435,379	$1,170,418	$665,360	$(505,058)

Oil and Natural Gas Reserves, page 35

10.

Our prior comment 24 requested you to disclose the information required by Items 1203(a)(b)(c) and (d) of Regulation S-K which applies to proved undeveloped reserves and its associated status and changes in the prior year. You presented a table for total proved developed and undeveloped reserves. Please amend your document to comply with Item 1203 as we requested in prior comment 24.

RESPONSE:

This comment was discussed directly between Ron Winfrey and TransCoastal. It is my understanding from TransCoastal that it was agreed by the parties that the chart would remain as is.

Prior year reports were not issued for 2010 or 2011 and therefore we cannot compare 2012 to 2011.

11.

Our prior comment 27 requested the disclosure of your drilling activity as required by Item 1205 of Regulation S-K. You responded “Pursuant to the S-1, we currently have no exploratory wells, dry or productive wells developed during the year 2013, in response to items 1205 and 1206 of Regulation S-K.” Item 1205 requires disclosure of your drilling activity “[f]or each of the last three fiscal years, by geographical area”. As you disclose exploration and development costs of $1 million and $1.8 million (page 33) in 2012 and 2011, respectively, we presume some of these costs were incurred for drilling. If true, please amend your document as specified by Item 1205.

RESPONSE:

No drilling costs were incurred; primary costs were reworking expenses on existing wells (return to production), replacing outdated infrastructure and lease expense.

12.

In our prior comment 37, we asked “Please amend your document to comply with Item 1202(a)(6) with disclosure pertinent to the utilized engineering methods specific to your properties.” You responded “We have modified our foot note discussion to include the expressed methodology contained in the valuation/reserve report. Please see page F-30.” The discussion in the third party reserve report that you referenced does not comply with Items 1202(a)(6) and 1202(a)(8)(iv) of Regulation S-K (see our prior comment 40). Please amend your document to comply with Regulation S-K.

RESPONSE:

We have revised the document as per your comment and the information received from our third party engineer. Please see page F-30.

13.

In our prior comment 39, we asked “The significant change in your proved reserves due to the 2011 acquisition should be explained as required by FASB ASC Paragraph 932-235-50-5. Please amend your document to explain the details/circumstances of this 2011 acquisition.” You responded with “In June of 2011, TransCoastal acquired 3 properties in Gray and Carson counties which were added to our reserve report and contribute to the significant increase within.” We re-issued our prior comment 39.

RESPONSE:

We have revised our disclosure in accordance with your comment. Please see page F-32

Marketing, page 35

14.	In accordance with our prior comment 28, please add as exhibits the marketing agreements with the two oil customers that accounted for 92.8% of your oil sales in 2012.

RESPONSE:

The agreements are attached to this amendment as Exhibits 14 and 15.

Selling Stockholders, page 40

15.	On page 41, your table of selling stockholders includes a column listing the number of “components” for each selling shareholder. In your amended filing, please define the term “component.”

RESPONSE:

We have deleted the column. Please see page 41.

Exhibit Index, page 49

16.	Your amended filing incorporates Exhibit 10.3 by reference. We reiterate our prior comment 34 directing you to provide all exhibits required by Item 601 of Regulation S-K.

RESPONSE:

Exhibit 10.3 representing a complete copy of our 2013 Incentive Plan is attached.

Exhibit 10.3 Third Party Engineering Report

17.

Our prior comment 40 requested that you file an amended third party reserve report. You responded “We have modified our exhibit 10.3 to include the information requested. Please see revised exhibit 10.3.” It appears that exhibit 10.3 has been omitted. We reissue our prior comment 40.

RESPONSE:

The reference should have been to Exhibit 99.1 and not 10.3. We have attached to this amendment Exhibit 99.2 which is the revised appraisal report.

We have also supplied a clean and redlined copy of the amended S-1 via EDGAR for your use. Please contact the undersigned should you have any questions.

Sincerely,

/s/ Craig G. Ongley